Exhibit 21.1

List of Subsidiaries of EyePoint Pharmaceuticals, Inc.

Subsidiary Name	Jurisdiction of Incorporation
EyePoint Pharmaceuticals US, Inc.	Delaware
pSiMedica Limited	United Kingdom
EyePoint Pharmaceuticals Securities Corporation	Massachusetts
Icon Bioscience, Inc.	Delaware